

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4628

July 29, 2011

<u>Via Facsimile</u>

Peter C. Wallace
President and Chief Executive Officer
Robbins & Myers, Inc.
51 Plum Street, Suite 260
Dayton, OH 45440

>   **Re: Robbins & Myers, Inc.**
>   **Form 10-K for the Fiscal Year Ended August 31, 2010**
>   **Filed October 26, 2010**
>   **File No. 001-13651**
>   **Response Letter Filed July 11, 2011**

Dear Mr. Wallace:

We have reviewed your response letter and have the following comments.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please update the disclosure regarding the Department of Justice and Department of Commerce investigations in future filings. In your discussion of these investigations, please identify the countries involved.

Please contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
        Assistant Director
        Division of Corporation Finance